PLAINS ALL AMERICAN PIPELINE, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
December 1, 2009
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	Plains All American Pipeline, L.P. Form S-3 Filed October 14, 2009 File No. 333-162476 Form S-3 Filed October 14, 2009 File No. 333-162477
Dear Mr. Schwall:
          Set forth below are the responses of Plains All American Pipeline, L.P., a Delaware limited partnership (“Plains” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2009, with respect to Plains’ Forms S-3 filed with the Commission on October 14, 2009, File Nos. 333-162476 and 333-162477 (the “Registration Statements”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the Registration Statements, which the Company has filed today via EDGAR.
          Please note that the facsimile copy of your November 4 letter sent to Vinson & Elkins was inadvertently misdirected, and did not reach the Company until November 13. The hard copy of the letter was received on December 1. We respectfully request that all future correspondence with respect to the Registration Statements or otherwise be directed to both the Agent for Service and the “Copy to” individual (as both appear on the cover page to the Registration Statements).

Securities and Exchange Commission
December 1, 2009

General
1.	In all future filings, please give effect to comments the staff has previously issued to the extent applicable.

Response: The Company advises the Staff that it will give effect to comments the Staff has previously issued, to the extent applicable.
Risk Factors, page 6
2.	Please revise both registration statements so that each either (a) includes a complete risk factors section that describes all known, material risks or (b) explicitly incorporates by reference the risk factors from your Form 10-K in a manner which is consistent with Securities Act Rule 411.

Response: The Registration Statements have been revised accordingly. Please see page 6 of the Form S-3, File No. 333-162477 and page 6 of the Form S-3, File No. 333-162476.
Material Income Tax Considerations, pages 17 and 26
3.	Please revise the caption and text of this section in both registration statements to refer to material income tax consequences. Refer to staff comments issued on September 22, 2006, and April 20, 2007.

Response: The Registration Statements have been revised accordingly. Please see page 17 of the Form S-3, File No. 333-162477 and page 26 of the Form S-3, File No. 333-162476.
Form S-3 File No. 333-162476
Exhibit 5.1
4.	Please obtain an opinion of counsel that opines on all applicable law. In particular, we direct your attention to the staff’s comments relating to legality opinions previously filed by your counsel. Refer to comments the staff issued on September 22, 2006, and again on April 20, 2007.

Response: Our counsel has revised its opinion accordingly. Please see the revised opinion filed as Exhibit 5.1 to the Form S-3, File No. 333-162476.

Securities and Exchange Commission
December 1, 2009

          Please direct any questions or comments regarding the foregoing to me at (713) 646-4100 or Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638 or, if by telecopy, to both Mr. Beck at (713) 615-5620 and to me at (713) 646-4313.

Sincerely,

PLAINS ALL AMERICAN PIPLEINE, L.P.

By:	PAA GP LLC, its general partner

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Tim Moore
Name:	Tim Moore
Title:	Vice President
cc: Alan Beck, Vinson & Elkins L.L.P.